SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            MONONGAHELA POWER COMPANY
                             (d/b/a Allegheny Power)
                              1310 Fairmont Avenue
                          Fairmont, West Virginia 26554

       (Name of company or companies filing this statement and address of principal executive office)

                             ALLEGHENY ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

                            Thomas K. Henderson, Esq.
                       Vice President and General Counsel
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

                     (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                            Thomas K. Henderson, Esq.
                       Vice President and General Counsel
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

                             Terence A. Burke, Esq.
                             Deputy General Counsel
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

                             Robert R. Winter, Esq.
                             Deputy General Counsel
                             Allegheny Power Company
                              1310 Fairmont Avenue
                          Fairmont, West Virginia 26554

                              Anthony Wilson, Esq.
                                 Senior Attorney
                        Allegheny Energy Service Company
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

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ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTION

         Monongahela Power Company ("Monongahela"), a wholly owned combination gas and electric utility subsidiary of Allegheny Energy, Inc. ("Allegheny Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), requests authority to solicit proxies from the holders of its shares of cumulative preferred stock, par value $100 per share ("Preferred Stock").

     A. Introduction

         Monongahela proposes to solicit proxies from the holders of its outstanding shares of Preferred Stock (the "Proxy Solicitation") for use at a special meeting of its stockholders (the "Special Meeting") to consider a proposed amendment to its Articles of Incorporation (the "Articles") that would eliminate in its entirety paragraph (a) of subdivision (11) of Section 1.5 of the Articles, a provision restricting the amount of unsecured debt issuable by Monongahela ("Proposed Amendment"). If the Proposed Amendment is adopted, Monongahela proposes to make a special cash payment to each preferred stockholder who voted his or her shares of Preferred Stock in favor of the Proposed Amendment.

         In File No. 70-9625, Allegheny Energy and Monongahela have requested authorization to acquire Mountaineer Gas Company, a West Virginia corporation and expect to obtain an order on or before August 1, 2000. At the time of financing that acquisition, Monongahela would like the flexibility afforded by eliminating the provision of its Articles that restricts the incurrence of unsecured debt.

         Monongahela accordingly requests that the Securities and Exchange Commission (the "Commission") issue a public notice of the proposed transaction and order authorizing the Proxy Solicitation (the "Proxy Solicitation Order") on July 20, 2000, thereby affording Monongahela sufficient time to solicit proxies in advance of the Special Meeting. Monongahela further requests that as soon as practicable after the Proxy Solicitation Order, but in any event not later than August 30, 2000, the Commission issue an order authorizing the Proposed Amendment and Cash Payment (as defined herein).

     B. Background

         As discussed below, the purpose of the Proxy Solicitation is to eliminate the provision in Monongahela's Articles restricting the ability of Monongahela to incur unsecured indebtedness. Monongahela considers this restriction a significant impediment to its ability to adapt to an increasingly competitive market for electricity, maintain financial flexibility and minimize its financing costs. Monongahela believes that the competitive advantages, financing flexibility and cost benefits resulting from the elimination of this provision outweigh the one-time cost of the Proxy Solicitation.

     C. Proposed Transactions: Proxy Solicitation and Proposed Amendment

         1. Terms of Proxy Solicitation and Proposed Amendment

         Monongahela has outstanding 5,891,000 shares of common stock, par value $50 per share ("Common Stock"), all of which are held by Allegheny Energy. Monongahela has outstanding 740,000 shares of Preferred Stock, issued in five series (each, a "Series"),* all of which are traded over-the-counter, except for the 4.40% Series and the 4.50% Series C, which are traded on the American Stock Exchange. The Common Stock and the Preferred

--------

* The five Series of Preferred Stock consist of the 4.40% Series, of which 90,000 shares are outstanding; the 4.80% Series B, of which 40,000 shares are outstanding; the 4.50% Series C, of which 60,000 shares are outstanding; the 6.28% Series D, of which 50,000 shares are outstanding; and the 7.73% Series L, of which 500,000 shares are outstanding.


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Stock of each Series are entitled to one vote per share on the matters described herein and constitute Monongahela's only outstanding securities entitled to vote on the Proposed Amendment. Monongahela has no other class of equity securities outstanding.

         Paragraph (a) of subdivision (11) of Section 1.5 of the Articles (the "Unsecured Debt Limitation") currently provides that, so long as any shares of Preferred Stock of any Series are outstanding, without the consent of the holders of at least a majority of the outstanding Preferred Stock of all Series, Monongahela shall not issue any unsecured notes, debentures or other securities representing unsecured indebtedness (collectively, "unsecured debt") or assume any such unsecured securities (other than for purposes of refunding or renewing outstanding unsecured securities or redeeming or otherwise retiring all outstanding shares of Preferred Stock) if, immediately after such issuance or assumption:

         o the total principal amount of all unsecured debt issued or assumed by Monongahela and then outstanding would exceed 20% of the aggregate of (x) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by Monongahela and then outstanding and (y) the stated capital and surplus of Monongahela as stated on Monongahela's books; or

         o the total principal amount of all unsecured debt issued or assumed by Monongahela and then outstanding having maturities of less than ten years would exceed 10% of the aggregate of (x) and (y) in the preceding paragraph.

The Proposed Amendment would eliminate the Unsecured Debt Limitation by deleting it in its entirety from the Articles and thereby enable Monongahela to incur unsecured debt without a stockholder vote.

         If the Proposed Amendment is adopted, Monongahela proposes to make a special cash payment of $1.00 per share (each, a "Cash Payment") to each Preferred Stockholder of any Series whose shares of Preferred Stock are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of the Proposed Amendment. Monongahela will disburse Cash Payments out of its general funds, promptly after adoption of the Proposed Amendment.

         Adoption of an amendment to the Articles, including the Proposed Amendment, requires the affirmative vote at the Special Meeting (in person by ballot or by proxy) of the holders of not less than two-thirds of the outstanding shares of each of (i) the Preferred Stock of all Series, voting together as one class, and (ii) the Common Stock. Allegheny Energy intends to vote its shares of Common Stock in favor of the Proposed Amendment. Abstentions and broker non-votes in respect of the Proposed Amendment will have the effect of votes against the Proposed Amendment.

         Monongahela has retained Georgeson Shareholder Securities Corp. ("Georgeson") to assist in connection with the Proxy Solicitation, for which Georgeson will be paid a reasonable and customary fee and will be reimbursed for reasonable out-of-pocket expenses.

         2. Benefits of Proposed Amendment

         a. General

         Regulatory, legislative, technological and market developments are leading to a more competitive environment in the electric utility industry, including in the markets served by Monongahela. Starting on January 1, 2001, all customers in Ohio will be able to choose their electricity supplier. This marks the beginning of a five-year transition to market rates. Similarly, in March 2000, the West Virginia legislature approved a plan that will allow competition among electric suppliers, although the implementation of the plan is subject to further action by the legislature.


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

         As competition intensifies, flexibility and cost reduction will be even more crucial to success. Because the electric utility industry is extremely capital intensive, control and minimization of financing costs are of particular importance. In response to the competitive forces and regulatory changes faced by Monongahela, Monongahela has from time to time considered, and expects to continue to consider, various strategies designed to enhance its competitive position and to increase its ability to adapt to and anticipate changes in its utility business.

         Monongahela believes that adoption of the Proposed Amendment to eliminate the Unsecured Debt Limitation is key to meeting the objectives of flexibility and capital cost reduction. Historically, Monongahela's debt financing generally has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of unsecured or short-term debt and long-term pollution control bonds. First mortgage bonds represent secured indebtedness because they place a first priority lien on substantially all of Monongahela's assets. Monongahela's indenture with respect to its first mortgage bonds contains certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds. Pollution control bonds also represent secured debt, and are available only for very limited purposes. In contrast, unsecured debt financing (including short-term debt, which often is the lowest-cost form of debt available to Monongahela) generally imposes fewer restrictions on Monongahela than first mortgage bonds and is much more widely available than pollution control bonds.

         Inasmuch as the Unsecured Debt Limitation contained in the Articles limits Monongahela's flexibility in planning and financing its business activities, Monongahela believes it ultimately will be placed at a competitive disadvantage if the Unsecured Debt Limitation is not eliminated. The industry's new competitors generally are not subject to the type of financing restrictions the Articles impose on Monongahela. In addition, some potential utility competitors have no comparable provision in their charters restricting the issuance of unsecured debt. In recent years, several other utilities with the same or similar charter restrictions have successfully eliminated such provisions by soliciting their shareholders to approve similar amendments to their charters.

         Although Monongahela sells relatively low-cost power, it must continue to explore new ways of reducing costs and enhancing operating and financing flexibility. Monongahela believes that the adoption of the Proposed Amendment will be in its competitive interest and in the best long-term interests of its shareholders.

         b. Financial Flexibility

         If the Proposed Amendment is adopted, Monongahela will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost-effective means. Monongahela believes that various financing alternatives using unsecured debt will increase in importance as an option in financing its construction program and refinancing its first mortgage bonds. Monongahela also believes that flexibility in the use of unsecured debt, including short-term debt, is necessary for it to take full advantage of changing conditions in the securities markets. If the Proposed Amendment is adopted, Monongahela may increase the amount of unsecured debt to more than 20% of its total capitalization.

         In addition, although Monongahela's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, there is no guarantee that this will be true in the future. Other utilities have been unable to issue first mortgage bonds during certain periods because of restrictive covenants in their mortgages. If Monongahela were unable to issue first mortgage bonds or preferred stock in the future, and unable to issue additional unsecured debt as a result of the Unsecured Debt Limitation, Monongahela's financing options would be limited to more costly alternatives.

         Monongahela believes that the prudent use of unsecured debt in excess of the Unsecured Debt Limitation is vital to the effective financial management of its business. Not only is unsecured short-term debt generally one of the least expensive forms of capital, it also provides flexibility in meeting seasonal and business cycle fluctuations in cash requirements, acts as a bridge between issues of permanent capital and can be used when unfavorable conditions prevail in the market for long-term capital.

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         The Proposed Amendment will not necessarily increase the amount of debt incurred by Monongahela, but will allow Monongahela to change its mix of debt types. The actual amount of debt incurred by Monongahela is and will remain a function of many factors, including rating agency considerations, cash flow expectations and interest market conditions. If the Proposed Amendment is adopted, Monongahela anticipates that it will change its mix of debt securities toward more issuances on an unsecured basis to cover its capital needs and to fund future maturities as needed. As a regulated utility, Monongahela's capital structure will continue to be subject to the approval of the Public Utilities Commission of Ohio and the SEC under the 1935 Act.

         c. Lower Financing Costs

         As mentioned above, Monongahela's short-term debt issuances generally represent one of its lowest-cost forms of financing. Monongahela is reassessing its historically modest use of short-term debt. By increasing its use of short-term debt, Monongahela may be able to lower its cost structure, thereby making its products more competitive and reducing its business risks. With the Unsecured Debt Limitation in place, however, the availability and corresponding benefits of short-term debt are restricted. Although short-term debt may expose the borrower to more volatility in interest rates, Monongahela believes that the cost of short-term debt seldom exceeds the cost of other forms of capital available at the same time.

     D. Compliance with Rule 54

         Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At March 31, 2000, Allegheny Energy's average consolidated retained earnings were approximately $865.0 million and Allegheny Energy's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny Energy may invest up to approximately $432.5 million or an additional $428.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of March 31, 2000. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny Energy's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

         Allegheny Energy further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. The conditions will be unaffected by this Transaction. As a result, the Commission will not consider the effect on an Allegheny Energy subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed transactions.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         Other than the Cash Payments described in Item 1, the fees, commissions and expenses (each, a "Fee") to be incurred, directly or indirectly, by Monongahela in connection with the proposed transactions, are estimated as follows:

        Outside counsel fees                                $ 50,000
        Proxy solicitor fees                                  60,000
        Paying agent                                          15,000
        Printing, mailing and miscellaneous fees               5,000
               Total                                        $130,000




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ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation. Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to the Cash Payments. Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendment.

ITEM 4.  REGULATORY APPROVAL

         Other than the jurisdiction of the Commission under the 1935 Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no state or federal regulatory agency has jurisdiction over the proposed transactions.

         Monongahela will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitation, and acknowledges that any Commission authorization granted under the 1935 Act is conditioned upon such compliance. The Proxy Solicitation is exempt from certain provisions of Regulation 14A under the Exchange Act.

ITEM 5.  PROCEDURE

         As stated in Item 1, the Special Meeting is scheduled to take place on or about August 30, 2000. Monongahela needs to secure the affirmative vote of two-thirds of its Preferred Stockholders to secure passage of the Proposed Amendment.

         In order to afford Monongahela sufficient time in advance of the Special Meeting to solicit proxies and to maximize the prospect for adoption of the Proposed Amendment at the Special Meeting, Monongahela requests that the Commission issue and publish not later than July 20, 2000 the requisite notice under Rule 23 with respect to the filing of this Declaration, together with an order under Section 12(e) and Rule 62 permitting Monongahela to solicit proxies pursuant to the Proxy Solicitation.

         Monongahela further requests that the Proxy Solicitation Order specify a date not later than July 30, 2000 as the date after which the Commission may issue an order granting and permitting to become effective the other transactions for which authorization is sought herein, namely, the Proposed Amendment and the Cash Payments. Monongahela requests that the Commission issue this second order not later than August 25, 2000 (i.e., three business days before the date of the Special Meeting).

         Monongahela waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Monongahela consents to the Staff of the Division of Investment Management assisting in the preparation of the Commission's decision and/or orders in this matter, unless the Staff opposes the matters covered by this Declaration.





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ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     (a) Exhibits:

         A-1 Charter of Monongahela as amended (filed as Exhibit (a)(3)(i) to Form 10-Q (File No. 1-05164) on November 9, 1995 and hereby incorporated by reference).

         A-2 Code of Regulations of Monongahela (filed as Exhibit (a)(3)(ii) to Form 10-Q (File No. 1-05164) on November 9, 1995 and hereby incorporated by reference).

         B-1   Draft Proxy Statement.

         B-2   Draft Notice of Special Meeting.

         B-3   Form of Proxy.

         F     Preliminary opinion of counsel (to be filed by amendment).

         H     Form of notice and order permitting proxy solicitation.

     (b) Financial Statements:

         Financial statements of Monongahela are being omitted since they are not considered necessary to the proper disposition of the transactions contemplated herein. Certain financial statements of Monongahela for the years 1998 and 1999 are included in Monongahela's Form 10-K for the year ended December 31, 1999 on file with the Commission (File No. 1-05164) and unaudited financial statements for the quarter ended March 31, 2000 are included in Monongahela's Form 10-Q on file with the Commission (File No. 1-05164).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         Monongahela believes that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(2)(C) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.




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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  MONONGAHELA POWER COMPANY


                                                  By:  /s/ Terence A. Burke
                                                       -------------------------
                                                       Deputy General Counsel

Date:  July 13, 2000







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